As filed with the U.S. Securities and Exchange Commission on April 10, 2006
Registration No. 333-132048
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________
AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SPATIALIGHT, INC.
(Exact name of registrant as specified in its charter)

New York	16-1363082
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

Five Hamilton Landing, Suite 100
Novato, California 94949
(415) 883-1693
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert A. Olins
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949
(415) 883-1693
(Name, address, including zip code, and telephone number, including area code, of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time as described in the prospectus after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED April 10, 2006

SPATIALIGHT, INC.

800,007 COMMON SHARES

This prospectus relates to the resale of up to 800,007 of our common shares, par value $.01 per share, by certain selling shareholders listed in this prospectus under the section entitled “Selling Shareholders."

Our common shares are traded on The Nasdaq SmallCap Market under the symbol "HDTV." On April 7, 2006, the last sale price of our common shares as reported on The Nasdaq SmallCap Market was $3.89 per share.

The selling shareholders have informed us that they do not intend to employ the services of an underwriter. The selling shareholders, may, however, sell all or some of their shares that are the subject of this prospectus directly, or through brokers or dealers who may be considered underwriters, on terms to be determined at the time of sale.

We will not receive any of the proceeds from the sale of the shares being offered hereby for the account of the selling shareholders. All proceeds will be received by the selling shareholders.

An investment in our common shares involves a high degree of risk. Please carefully consider the information under the heading "Risk Factors" beginning on page 3.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

________________________

The date of this prospectus is [__________], 2006.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this prospectus concerning our future, proposed and anticipated activities, certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete or the electronics industry in general; and other statements contained in this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined under applicable securities laws. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed below under "Risk Factors."

SUMMARY

Business

We are in the business of manufacturing high-resolution liquid crystal on silicon (LCoS) microdisplays. Our current customers and prospective customers are original equipment manufacturers (OEMs) engaged in the businesses of manufacturing high definition televisions or manufacturing light engines for incorporation into high definition televisions. Our products are also suitable for incorporation into other potential display applications including head mounted devices, rear projection computer monitors, wireless communication devices, portable games and digital assistants. Currently we are only working with OEMs of high definition televisions, light engines for incorporation into high definition televisions and head mounted devices.

Our principal executive offices are located at Five Hamilton Landing, Suite 100, Novato, California 94949, and our telephone number is (415) 883-1693.

For additional information concerning our business, see "About SpatiaLight."

The Offering

In October 2005 we sold 571,431 common shares at $3.50 per share and warrants to purchase 228,576 of our common shares at an exercise price of $5.00 exercisable within five years from the date of issuance to certain institutional and other investors in a private placement, which we refer to in this prospectus as the October 2005 Private Placement. The purchasers of the securities sold in the October 2005 Private Placement are the selling shareholders under this prospectus. We received $2.0 million in proceeds from this transaction, which were used for working capital and other general corporate purposes. We did not use a placement agent in this transaction.

RISK FACTORS

Our shares are speculative in nature and involve a high degree of risk. Before making an investment decision with respect to our shares, prospective investors should carefully consider, along with the other matters discussed in this prospectus, the following risk factors:

We are confronted by serious liquidity concerns.

As of the date hereof, we have limited financial resources. Our operations to date have consumed substantial amounts of cash and will continue to require substantial amounts of capital in the future. In order to remain competitive, we must continue to make significant investments including further investments in research and development, equipment, and expansion of our facilities and production activities. Taking into account our current financial condition, we will require significant additional financing to satisfy our increasing working capital requirements in 2006. The report of our independent registered public accounting firm, Odenberg, Ullakko, Muranishi & Co. LLP, included in our Annual Report on Form 10-K/A filed with the SEC on April 10, 2006, includes a qualification of substantial doubt with respect to our ability to continue as a going concern.

In the past, our financial condition and liquidity have been primarily assisted through private sales of our common shares (both registered and unregistered), convertible note financing, and the payment of exercise prices on our warrants and options. We have no assurance that outstanding stock options and warrants will be exercised in the future. Reliance on private equity purchase agreements and public offerings and exercises of derivative securities to finance our future operations entails the additional risks of our inability to sell our common shares or other securities and an insufficient number of warrants being exercised owing to the prevailing market prices of our underlying common shares. In the event that we are unable to obtain further financing on satisfactory terms, or at all, or we are unable to generate sales sufficient to offset our costs, or if our costs of development and operations are greater than we anticipate, we may be unable to increase the size of our business at the rate desired or may be required to delay, reduce, or cease certain or all of our operations, any of which could materially harm our business and financial results.

Certain of the holders of the Senior Secured Convertible Notes issued by us in November 2004 have made claims of default.

As previously disclosed in our Current Report on Form 8-K, filed December 19, 2005, holders of $9,000,000 principal amount of our Senior Secured Convertible Notes have alleged that we have defaulted in the payment of the installment of interest due November 30, 2005 on these Notes. In addition, one of these holders, who holds $4,500,000 principal amount of the Senior Secured Convertible Notes, has alleged that we have defaulted in our failure to maintain the effectiveness of registration statement on Form S-3 pertaining to the Senior Secured Convertible Notes (Registration No. 333-122391) in such manner as to permit such holder to sell its shares pursuant to that registration statement. That holder of $4,500,000 principal amount of the Senior Secured Convertible Notes, as previously disclosed in our Current Report on Form 8-K, filed February 14, 2006, has also alleged that we have defaulted under the terms of the Senior Convertible Notes by entering into certain types of debt financing transactions. As a consequence of these alleged defaults, these holders have demanded the immediate redemption of the principal amount of their Senior Secured Convertible Notes plus a redemption premium of $675,000 to each of them. We do not believe that we have defaulted in the payment of interest on the Senior Secured Convertible Notes, and we believe that the registration statement has remained effective, that we have not entered into any debt financing transactions that would constitute a breach or failure in any material respect, and that we are otherwise in compliance with the relevant provisions of the Senior Secured Convertible Notes. At this date, we cannot predict what actions, if any, will be undertaken by any of the holders of the Senior Secured Convertible Notes, but we will contest any adverse actions as we do not believe that we have committed any defaults under the terms of the Senior Secured Convertible Notes.

We are currently manufacturing and shipping our LCoS Sets in limited commercial quantities, but if we encounter difficulties in manufacturing our products in larger quantities then we may have difficulty meeting customer demands and our operating results could be significantly harmed by such difficulties.

We have recently experienced difficulties in manufacturing our LCoS Sets principally due to problems that we have experienced in certain specific portions of our manufacturing process, which, until January 2006, were being carried out in our production facility in California. We have relocated these portions of our manufacturing process to our production facility in South Korea, where we have highly qualified personnel and a new facility designed to our specifications. See “LG Electronics, Inc.” contained in “About SpatiaLight” for a more detailed discussion of manufacturing difficulties that we have experienced. Furthermore, by having manufacturing take place in one location, we expect to be able to maintain a higher level of quality controls over our LCoS Set production. However, because the manufacture of our LCoS Sets involves highly complex processes and technical problems may continue to arise as we manufacture our LCoS Sets, we cannot assure satisfactory manufacturing yields on a continuing basis or that we will be able to adequately ramp up volume production of our LCoS Sets. Current purchase orders, including our agreement with LG Electronics, and anticipated future purchase orders, which we cannot assure, will require us to produce greater quantities of our LCoS Sets than we have produced in the past. If future manufacturing yields cannot be maintained and improved further or if we incur unanticipated future problems in production of our LCoS Sets, it will significantly harm our business and operating results because we will have already incurred the costs for the materials used in the LCoS Set manufacturing process as well as the costs of operating our South Korean manufacturing facility. Unanticipated further problems in manufacturing our LCoS Sets could also cause production delays that could lead our current and prospective customers to seek other sources, which would negatively impact our operating results.

In addition, the complexity of our manufacturing processes will increase as the sophistication of our LCoS Sets increases, and such complexities may lend to similar difficulties that could harm our business and operating results. Although we believe that we will be able to mass produce our LCoS Sets, other companies, including some with substantially greater resources than us, have found great difficulty or failed to do so. We do not have reliable information about why other companies have failed to manufacture similar liquid crystal microdisplays and can therefore make no assurances that we will not encounter similar problems.

We currently obtain silicon backplanes, a vital component in our microdisplays, from the Far East. Some Asian countries are subject to earthquakes, typhoons or political instability. Unless we obtain an alternative source, any disruption or termination of our silicon manufacturing source's operation in Taiwan or air transportation with the Far East could significantly harm our operations.

Our LCoS Sets are assembled by combining the silicon backplanes with electronic components. The design and manufacture of LCoS Sets are highly complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, variations in temperature and humidity, impurities in the materials used, and the performance of personnel and equipment. We have built and equipped a manufacturing plant in South Korea where we currently manufacture our LCoS Sets in limited quantities. We believe that these current arrangements provide us with strong quality controls and effectively protect our proprietary technology in our products, but the risks discussed above associated with the highly complex processes of manufacturing these liquid crystal microdisplays remain applicable.

Although we have commenced producing products in our manufacturing facility in South Korea, which serves as our principal facility for manufacturing our microdisplay products, we may encounter difficulties in conducting our manufacturing operations and difficulties in maintaining our quality controls over the manufacturing and production processes, any of which would be likely to cause significant harm to our business.

Our decision to locate our manufacturing operations in South Korea may cause us to encounter one or more potential problems that could harm our business. These potential problems could arise in connection with conducting our manufacturing operations at the facility in South Korea. As a result of cultural or language differences, problems may arise in the training of, or communications with, our employees, such as misunderstandings or the creation of inefficiencies in our operations. The geographic separation between our corporate offices in the United States and our principal manufacturing operation in South Korea could result in managerial or supervisory problems, which could lead to decreased quality controls and a subsequent material harm to our business.

We are largely dependent on one customer, LG Electronics, for our future revenues, and failure to expand our customer base or receive additional orders from our existing customer base will make us vulnerable to substantial loss of potential revenues.

In 2005, most of our revenue was derived from LG Electronics. Based upon our agreement with LG Electronics, it is likely that a substantial percentage of our anticipated future revenues will be derived from LG Electronics as well. If we cannot diversify our customer base or derive increased revenues through additional purchase orders and product deliveries from customers other than LG Electronics, and therefore remain primarily reliant on only one customer for a substantial percentage of our revenues, we will be vulnerable to a substantial decline in anticipated revenues if we lose LG Electronics as a customer for any reason or if LG Electronics were to otherwise reduce, delay or cancel its orders. In the event that we are unable to ramp up our delivery volumes to LG Electronics by the end of July 2006, we believe that it is reasonably likely that LG Electrinics may discontinue actively doing business with us. Any such events could have a material adverse effect on our business, operations and financial condition and the value of our common shares could decline substantially.

Our ability to retain and receive additional purchase orders from our current customers and to attract and receive purchase orders from prospective customers may depend upon the acceptance of LG Electronics' products in the consumer marketplace. If LG Electronics' television products incorporating our LCoS technology are not commercially successful, demand for our products from our current and prospective customers may not materialize, which could negatively impact our results of operations and our financial condition.

We are the subject of an investigation by the staff of the SEC regarding the circumstances surrounding our filing of certain consents of the independent registered accounting firm BDO Seidman, LLP without requisite authorization.

We have been advised by the Staff of the SEC that it is conducting an investigation into the circumstances surrounding our filing of consents of the independent registered accounting firm BDO Seidman, LLP, without requisite authorization, which consents were filed as Exhibit 23.1 to amendments to our registration statements on Form S-3 (Nos. 333-122391 and 333-122392) filed with the SEC on July 27, 2005. The consents would have allowed us to incorporate by reference in each of the prospectuses constituting a part of the above-referenced registration statements our consolidated financial statements for the years ended December 31, 2002 and 2003. Our current independent registered accounting firm, Odenberg, Ullakko, Muranishi & Co. LLP (OUM) has since provided us with a new report with respect to each of the three years ended December 31, 2004 and we were not requested to amend or restate the financial statements contained in our annual reports on Form 10-K for any of the three fiscal years ended December 31, 2004 in connection with the issuance of OUM's new report. We have been cooperating and intend to continue to cooperate with the SEC in connection with this matter. In addition, the audit committee of our board of directors has concluded a review and investigation of these matters. As of this date, we cannot determine whether we or our management will be adversely affected by this investigation. See “Certain Developments” under “About SpatiaLight” for further information concerning the factual circumstances underlying the SEC investigation and the audit committee investigation and report with respect to this matter.

We may be subject to lawsuits relating to our use of a registration statement that did not contain an authorized consent of BDO Seidman LLP.

As disclosed under “Certain Developments” contained in “About SpatiaLight”, we filed, as part of amendment numbers 5 and 6 to a registration statement (File No. 333-122391) registering shares for resale by certain selling shareholders (the “Financing Registration Statement”) and as part of amendment numbers 3 and 4 to a “shelf” registration statement (File No. 333-122392), an unauthorized consent of BDO Seidman to incorporate by reference their report on our consolidated financial statements for the fiscal years ended December 31, 2002 and 2003, respectively. Although we received the requisite authorized consents from BDO Seidman to the incorporation by reference of their report on the consolidated financial statements into these registration statements when initially filed and subsequent amendments thereto (and BDO Seidman has not withdrawn these subsequent consents), we did not receive the requisite authorization from BDO Seidman to file its consent as an exhibit to the penultimate and final amendments to the registration statement before it was declared effective. These amendments were filed with the SEC on July 27, 2005. Subsequently, our current independent registered public accountants, OUM, re-audited our consolidated financial statements for fiscal years 2003 and 2002. OUM has given its consent to incorporate by reference into the registration statement the financial statements for 2002 and 2003 and its report related to those financial statements.

Following the filing in July 2005 of amendment number 6 to the Financing Registration Statement and amendment number 4 to the “shelf” registration statement, which contained the unauthorized consents referred to above, the Staff of the SEC declared both of the registration statements effective. In August 2005, we filed post-effective amendments number 1 to both of these registration statements (those post-effective amendments were subsequently withdrawn and replaced by additional post-effective amendments), which disclosed the filing of the unauthorized consents.

Because both registration statements were used to sell common shares after the Staff of the SEC declared the registration statements effective, it is conceivable that there may be litigation against us or our officers or directors under Section 11 of the Securities Act. Although we do not believe that the filing of an invalid consent constitutes a materially misleading statement or an omission to disclose a material fact within the meaning of Section 11 of the Securities Act, a contrary determination could result in a liability for us.

At present, we are unable to ascertain the exact amount of damages, if any, to which we could potentially be subject under a Section 11 claim instituted by any persons who directly purchased shares pursuant to those registration statements. Furthermore, at this date, we cannot ascertain the amount of damages, if any, for which we could be liable for claims instituted by any subsequent purchasers who could trace the shares purchased by them to those registration statements. In August 2005, we sold 500,000 common shares to three institutional purchasers for $5.40 per share pursuant to the “shelf” registration statement referenced herein. Each of those investors has since represented to us in writing, in connection with a separate transaction, that they have disposed of all of those shares. One of those institutional investors has represented to us that it sold those shares at a sale price at or higher than its purchase price from us. We believe, based upon discussions with the other two investors, that they sold their shares at a sale price of not lower than $4.25 per share. Therefore, we believe that our maximum damages pursuant to Section 11 claims from direct purchasers, which we would fully contest, would be $385,250, or the difference between the two investors’ purchase price and lowest believed resale price, multiplied by the 335,000 shares that they purchased and then resold.

In addition to any damage claims, which may be material to our financial condition, any lawsuit alleging securities law violations could require us to expend significant financial and managerial resources. Any such lawsuit could also result in further volatility in the market price of our common shares. Nothing set forth in the foregoing statement constitutes an express or implied admission by us of any liability under Section 11 of the Securities Act or otherwise.

The obligations arising from our Senior Secured Convertible Notes restrict our future financing alternatives and may result in financial difficulties for us in the future.

The Senior Secured Convertible Notes issued in November 2004 bear a 10% rate of interest per annum and are not prepayable, in whole or in part, prior to their maturity on November 30, 2007. Therefore, we do not have the ability to refinance the 2004 Senior Secured Convertible Notes with debt obligations bearing more favorable terms to us or out of the proceeds of an equity financing until their maturity date. We do have the right to force the conversion of the Senior Secured Convertible Notes into our common shares in the event that our common shares trade at or above $14.58 (150% of the $9.72 conversion price of the Senior Secured Convertible Notes) for twenty consecutive trading days. The last sale price of our common shares on April 7, 2006, was $3.89 per share.

Furthermore, the Senior Secured Convertible Notes are secured by virtually all of our assets, other than those located in South Korea, and it may therefore be difficult for us to obtain future debt financing. However, the terms of the Senior Secured Convertible Notes allow us to subordinate the liens on accounts receivable, certain contract rights and inventory (the “Subject Property”) securing the Senior Secured Convertible Notes, to liens on the Subject Property securing certain other debt permitted, subject to certain conditions, by the Senior Secured Convertible Notes.

If we default in meeting our obligations under the Senior Secured Convertible Notes, the indebtedness which they evidence may become immediately due and payable, and the holders of the Senior Secured Convertible Notes may be entitled to foreclose on any of our assets securing the notes. As noted earlier, certain of the holders of our Senior Secured Convertible Notes have alleged that we have defaulted in meeting our obligations and have demanded the immediate repayment of principal and liquidated damages. In the event these holders pursue their claims, and a court determines that we have defaulted in our obligations, we will have to seek financing from third parties to satisfy the holder’s claims. The Senior Secured Convertible Notes are convertible into our common shares and the issuance of such shares (including any shares issued in payment of interest on such notes) may have a dilutive effect on the value of our outstanding common shares.

We have a history of losses and may incur losses in the future and therefore cannot assure you that we will achieve profitability.

We have incurred losses to date and have experienced cash shortages. For the year ended December 31, 2005, we incurred net losses of approximately $14 million. In addition, we had an accumulated deficit of approximately $82 million as of December 31, 2005. We expect additional losses as we continue spending for commercial scale production and other business activities as well as further research and development of our products. As a result, we will need to generate substantial sales to support our costs of doing business before we can begin to recoup our operating losses and accumulated deficit and achieve profitability.

We are subject to lengthy development periods and product acceptance cycles, which may significantly harm our business.

Our business model requires us to develop microdisplays that perform better than existing technologies, manufacture our LCoS Sets in bulk, and sell the resulting LCoS Sets to OEMs that will then incorporate them into their products. OEMs make the determination during their product development programs whether to incorporate our LCoS Sets and/or display units in their products. This requires us to invest significant amounts of time and capital in designing our LCoS Sets before we can be assured that we will generate any significant sales to our customers or even recover our investment. If we fail to recover our investment in the LCoS Sets, it could seriously harm our financial condition. In addition, the acceptance of new technologies developed by our competitors could limit the time period that our products may be demanded by our customers.

We incur substantial operational and research and development costs in connection with products and technologies that may not be successful.

We currently have 9 full-time engineering and 8 full-time manufacturing personnel based in California working on microdisplays. We currently have nine full-time engineering and 74 full-time manufacturing personnel based in South Korea. This staffing creates significant operational and research and development costs that may not be recouped. Even if our current LCoS Sets become accepted and/or successful, we must continue to employ and may increase in number, our engineering and manufacturing personnel to develop future generations of our microdisplays because of the rapid technological changes in our industry. As a result, we expect to continue incurring significant operational and research and development costs.

Geopolitical conditions or potential military conflicts between allies, the United States and South Korea, and North Korea may negatively impact our business.

We commenced producing products in our principal manufacturing operations in South Korea during the second quarter of 2005, and our largest customer, LG Electronics, resides in South Korea. South Korea and North Korea are technically at war with each other, despite the mutually agreed upon existence of the Demilitarized Zone and the relative absence of physical conflict for several decades. Any escalation in the existing conflict between these countries or any commencement, or perceived commencement of a military conflict between the United States and North Korea, may limit our ability to effectively operate our manufacturing facility in South Korea and also may substantially limit our ability to sell products into South Korea because of the negative economic, physical or other destructive impact that such a conflict could have on our most important customer. Any such disruptions to our manufacturing operations and/or ability to consummate sales to a substantial customer could adversely affect the development of our business and our financial condition.

If the high definition television market does not continue to develop and if other potential markets for our products do not materialize, then our business will likely be significantly harmed.

High definition television programming has only recently become available to consumers, and widespread market acceptance, although anticipated, is uncertain at this time. The market demand for high definition televisions is considered contingent upon widespread acceptance of high definition television programming. Our current sales and marketing efforts are focused on OEMs of high definition televisions and OEMs of light engines designed for incorporation into high definition televisions. Therefore, if the market for high definition televisions does not continue to grow and develop, then we will have significant difficulty selling our products, which will have a material adverse effect on our results of operations.

Various potential target markets for our products, including projectors, monitors, and portable microdisplays, are uncertain and may be slow to develop. In addition, companies in those markets could utilize competing technologies. For us to succeed in selling our products into these potential markets we must offer end-product manufacturers higher quality and less expensive microdisplay products than our competitors, and the manufacturers themselves will also have to develop commercially successful products using our products. In the event that we attempt to market and sell our products into these potential target markets, if we are not able to succeed in selling our products into these potential markets, then our results of operations and overall business may be negatively affected.

If our products do not become widely accepted by our customers or the end-users, our business could be significantly harmed.

Our LCoS Sets may not be accepted by a widespread market. Even if we successfully obtain customer orders, our customers may determine not to introduce or may terminate products utilizing the technology for a variety of reasons, including the following:

•	superior technologies developed by our competitors;

•	price considerations; and

•	lack of anticipated or actual market demand for the products.

We cannot assure you that we will obtain additional purchase orders from our current or prospective customers, or, if we do, that such orders will generate significant revenues.

Even though in the past we have received purchase orders for our LCoS Sets and/or display units from LG Electronics and from certain Chinese and Taiwanese OEMs and may receive additional purchase orders from prospective customers, sales to manufacturers in the electronics industry are subject to severe competitive pressures, rapid technological change and product obsolescence. In addition, purchase orders received from our customers other than LG Electronics are for limited quantities of our products. Customers may, at any time, cancel purchase orders or commitments or reduce or delay orders, thereby increasing our inventory and overhead risks. Therefore, despite the purchase orders received from current customers and other purchase orders that we may receive from prospective customers, we cannot assure you that these agreements will result in significant revenues to us.

If our customers' products are not successful, our business would be materially harmed.

We do not currently sell any products to end-users. Instead, we design and manufacture various product solutions that our customers (i.e., OEMs) may incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers' products. Any significant absence of, or slowdown in the demand for our customers' products would materially harm our business.

Our dependence on the success of the products of our customers exposes us to a variety of risks, including our need to do the following:

•	maintain customer satisfaction with our design and manufacturing services;

•	match our design and manufacturing capacity with customer demand and maintain satisfactory delivery schedules;

•	anticipate customer order patterns, changes in order mix, and the level and timing of orders that we can meet; and

•	adjust to the cyclical nature of the industries and markets we serve.

Our failure to address these risks may cause us to lose sales or for sales to decline.

The high definition television industry is highly competitive, which may result in lost sales or lower gross margins.

We serve the highly competitive high definition television industry that is characterized by price erosion, rapid technological change and competition from major domestic and international companies. This intense competition could result in downward pricing pressures, lower sales, reduced margins and lower market share.

Companies competing in the LCoS microdisplay market include Sony and JVC, although we presently believe that Sony has developed LCoS microdisplays for its own use and not for sale to other OEM's. A major competitor of ours in the reflective microdisplay market is Texas Instruments, which, rather than using liquid crystals in the display, is producing a micro-mechanical structure of moving mirrors on a silicon backplane, a technology known as digital light processing, or DLP. Texas Instruments has had significant success selling its DLP products to its customers in the business front projector market and the rear projection high definition television market. Some of our competitors, including Texas Instruments, Sony, and JVC, have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution and other resources than we possess. As a result, they may be able to introduce new products and respond to customer requirements more quickly and effectively than we can.

Rapid and significant technological advances have characterized the microdisplay market. There can be no assurance that we will be able to effect any significant technological advances or that we will have sufficient funds to invest in new technologies or products or processes. Although we believe that our displays have specifications and capabilities, which equal or exceed that of commercially available LCD, cathode ray tube (CRT) and DLP based display products, the manufacturers of these products may develop further improvements of their existing technology that would eliminate or diminish our anticipated advantage. The acceptance of our LCoS Sets and/or display units will be dependent upon the pricing, quality, reliability and useful life of these products compared to competing technologies, as to which there can be no assurance.

Our competitive position also may suffer if one or more of our customers decide to design and manufacture their own microdisplay products, to contract with our competitors, or to use alternative technologies. In addition, customers in the television manufacturing industry typically develop a second source. Second source suppliers may win an increasing share of our customer's product demands.

Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in designing and manufacturing new display technologies;

•	our ability to address the needs of customers;

•	the quality, performance, reliability, features, ease of use, pricing, and diversity of our display products;

•	foreign currency fluctuations, which may cause a foreign competitor's products to be priced significantly lower than our displays;

•	the quality of our customer services;

•	the efficiency of our production sources; and

•	the rate at which customers incorporate our displays into their own products; and products or technologies introduced by our competitors.

Fluctuations in the exchange rate of the United States dollar and foreign currencies could have a material adverse effect on our financial performance and profitability.

A portion of our costs is denominated in foreign currencies, including the Korean Won and the Euro. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our costs of good sold and operating margins, and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability. From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations, although we have not engaged in any such hedging activities to date. However, we cannot offer assurance that any hedging technique we may implement will be effective. If it is not effective, we may experience reduced operating margins.

Our operating results are subject to significant fluctuations.

Our results of operations have varied significantly from quarter-to-quarter in the past and are likely to vary significantly in the future, which makes it difficult to predict our future operating results. Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not meaningful and should not be relied upon as an indicator of our future performance. Some of the factors that cause our operating results to fluctuate include the following:

•	introductions of displays and market acceptance of new generations of displays;

•	timing of expenditures in anticipation of future orders;

•	changes in our cost structure;

•	availability of labor and components;

•	pricing and availability of competitive products and services;

•	the timing of orders;

•	the volume of orders relative to the capacity we can contract to produce;

•	evolution in the life cycles of customers' products; and

•	changes or anticipated changes in economic conditions.

The market price of our common shares is highly volatile.

The market price of our common shares has been highly volatile, reflecting among other things reported losses, receipts of additional financing and investors' perceptions about our business prospects. Some research has shown that similar volatility in other companies correlates with class action securities lawsuits although to date we have not been a defendant in any such lawsuit. The trading price of our common shares in the future could continue to be subject to wide fluctuations in response to various factors, including the following:

•	quarterly variations in our operating results;

•	actual or anticipated announcements of technical innovations or new product developments by us or our competitors;

•	public announcements regarding our business developments;

•	changes in analysts' estimates of our financial performance;

•	sales of large numbers of our common shares by our shareholders;

•	general conditions in the electronics industry; and

•	worldwide economic and financial conditions.

In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices for many high-technology companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations and other factors may adversely affect the market price of our common shares.

By further increasing the number of our common shares that may be sold into the market, any future offerings of our common shares, or securities convertible into or exercisable for our common shares, could cause the market price of our common shares to decrease significantly, even if our business operations are performing well.

The total number of common shares included in this prospectus represents approximately 2.03% of the total number of our common shares that were issued and outstanding as of March 29, 2006. Sales of these shares into the public market, or the perception that future sales of these common shares could occur, might adversely affect the prevailing market price of our common shares in the near future. Furthermore, market perceptions regarding the likelihood that we will be required to issue and sell additional common shares in the near future to fund our ongoing operations, thereby diluting the ownership interests of current owners of our common shares, could have a material adverse effect on the market price of our common shares.

Our common shares may not be liquid.

Our common shares are currently traded on the NASDAQ SmallCap Market. Our shareholders may find that it is more difficult to sell our common shares than shares that are listed on The NASDAQ National Market or New York Stock Exchange. The trading volume of our common shares has historically been adversely affected by their limited marketability, but such volume has increased significantly in recent periods. Nevertheless, any substantial sales of our common shares may result in a material reduction in their market price, reflecting the volatility of the trading market for our common shares.

If we lose our key personnel or are unable to attract and retain additional personnel, our ability to compete could be harmed.

Our development and operations depend substantially on the efforts and abilities of our senior management and qualified technical personnel. Our products require sophisticated production, research and development and technical support. The competition for qualified management and technical personnel is intense. The loss of services of one or more of our key employees or the inability to add key personnel could have a material adverse affect on us, particularly since currently we do not have any insurance policies in place to cover that contingency. Our success will depend upon our ability to attract and retain highly qualified scientific, marketing, manufacturing, financial and other key management personnel. We face intense competition for the limited number of people available with the necessary technical skills and understanding of our products and technology. We cannot assure you that we will be able to attract or retain such personnel or not incur significant costs in order to do so.

Our future success depends on our ability to protect our proprietary technology and our registered intellectual property.

We believe that our success depends in part on protecting our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality and assignment of inventions agreements from our employees, consultants and advisors and other contractual provisions, to establish and protect our intellectual property rights. If we are unable to protect our intellectual property from use by third parties, our ability to compete in the industry will be harmed. Policing unauthorized use of our products and technology is difficult, however. Despite our efforts to protect our proprietary rights, we face the following risks:

•	pending patent applications may not be issued;

•	patents issued to us may be challenged, invalidated, or circumvented;

•	unauthorized parties may obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights;

•	others may independently develop similar technology or design around any patents issued to us;

•	breach of confidentiality agreements;

•	intellectual property laws may not protect our intellectual property; and

•
effective protection of intellectual property rights may be limited or unavailable in some foreign countries, such as China, in which we may operate. Specifically, although we consider the following unlikely because of the complex technological structure of our products, one or more of our current or prospective Chinese, Korean or Taiwanese customers, or their respective employees or other persons including our competitors, that have or gain access to our products for testing purposes, may seek to misappropriate or improperly convert to their own use our intellectual property and a lack of adequate remedies and impartiality under the Chinese, Korean, Taiwanese and other foreign legal systems may adversely impact our ability to protect our intellectual property.

      There can be no assurance that we will have adequate remedies or the resources to pursue those remedies in the event any of the foregoing materializes. Failure to protect our intellectual property would limit our ability to produce and market our products in the future, which would materially adversely affect our revenues generated by the sale of such products. In addition, third parties could assert that our products and technology infringe their patents or other intellectual property rights. As a result, we may become subject to future patent infringement claims or litigation, the defense of which is costly, time-consuming and diverts the attention of management and other personnel.

The material weaknesses identified by our management and our independent registered public accounting firm with respect to our material internal control systems, processes and procedures may have a materially negative impact on our business.

In accordance with the rules prescribed by the SEC and the Sarbanes-Oxley Act of 2002, we must periodically review and test our material internal control systems, processes and procedures to ensure compliance. During our preparation of our Form 10-K Annual Report for the year ended December 31, 2005, our management and our independent registered public accounting firm identified several material weaknesses in our internal controls over financial reporting. Although these material weaknesses did not result in a misstatement of our financial results, they relate closely to assuring the fulfillment of critical components of the financial reporting functions of our business. As of this date, the material weaknesses identified include the fact that our Company does not have a full-time chief financial officer. The Company does not currently have a chief financial officer to work with the chief executive officer and chief operating officer in overseeing and monitoring complex and significant transactions in order to provide reasonable assurance that such transactions are reflected accurately and fairly in the financial statements, although we employ a part-time controller to assist in the performance of the foregoing functions. Furthermore, our Audit Committee does not have a member who is deemed a "financial expert" as defined by the rules promulgated by the SEC, although a member of our Audit Committee has the level of financial sophistication that the NASDAQ's rules require. Additionally, the Company does not have a corporate governance or disclosure committee, has inadequate controls and procedures over inventory, lacks information technology controls and procedures that would likely prevent unauthorized access to accounting and financial systems, does not have effective internal controls over financial reporting at our wholly owned subsidiary in South Korea, does not maintain formal accounting policies and procedures to allow the accounting function to adequately analyze transactions and determine correct accounting under GAAP, and does not have formal procedures to prevent the filing of registration statements with the SEC without the required accountant’s consent. We may therefore need to incur significant additional expenses to achieve compliance and we may incur other costs in connection with regulatory enforcement actions, any of which could negatively impact our business.

As a general matter, political, economic and regulatory risks associated with international operations may limit our ability to do business abroad.

A substantial number of our customers, manufacturers and suppliers are located outside of the United States, principally in the Far East. Our international operations are subject to political and economic conditions abroad, and protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws, or other trade policies, any of which could adversely affect our ability to manufacture or sell displays in foreign markets and to purchase materials or equipment from foreign suppliers. Certain of our current purchase order agreements with customers are governed by foreign law and therefore are subject to uncertainty with regard to their enforceability.

We do not pay cash dividends.

We have never paid any cash dividends on our common shares and do not anticipate that we will pay cash dividends in the near future. Moreover, under the terms of the November 2004 Financing, we are prohibited from paying cash dividends while the Senior Secured Convertible Notes issued in the November 2004 Financing remain outstanding. Instead, we intend to apply any future earnings to the satisfaction of our obligations, and development and expansion of our business.

ABOUT SPATIALIGHT

We are in the business of manufacturing high-resolution liquid crystal on silicon (LCoS) microdisplays. Our current customers and prospective customers are original equipment manufacturers (OEMs) engaged in the businesses of manufacturing high definition televisions or manufacturing light engines for incorporation into high definition televisions. Our products are also suitable for incorporation into other potential display applications including head mounted devices, rear projection computer monitors, wireless communication devices, portable games and digital assistants. Currently we are only working with OEMs of high definition televisions, light engines for incorporation into high definition televisions and head mounted devices.

We are currently offering one core product to our customers and prospective customers who are located primarily in Asia. The featured product is our LCoS Set, which is comprised of three of our proprietary SpatiaLight imagEngine™ LCoS microdisplays.

We currently are focused on manufacturing one model of our LCoS Sets, the T-3 LCoS Set model, which has a 1920 pixels by 1080 pixels configuration. We have previously manufactured and continue to have in inventory our T-1 LCoS Set model which has a 1280 pixels by 960 pixels configuration. Although we believe we can sell our T-1 LCoS Set model, we are exclusively focusing on manufacturing the T-3 model of our LCoS Sets because we believe that the market demand for that higher resolution product will be significantly greater.

Our microdisplays are high-resolution liquid crystal displays. They are constructed with a silicon chip, a layer of liquid crystals and a glass cover plate in contrast to the more common construction of liquid crystals sandwiched between two glass plates. Our displays are also known as, and commonly referred to as, liquid crystal on silicon, LCoS, liquid crystal displays (LCD), active matrix liquid crystal displays and spatial light modulators.

The image on the microdisplays that comprise our LCoS Sets can be projected onto a screen or other surface for individual or group viewing or used in a portable application that is viewed through a magnifying device similar to a viewfinder. Potential microdisplay applications include:

•	large-screen rear-projection television systems, in both high definition television format and standard television formats;

•	head-mounted displays which are used for virtual reality systems, defense, aerospace and gaming applications;

•	large-screen rear-projection computer monitors in a variety of resolutions;

•	video projectors for applications such as presentations; and

•	other potential applications such as point of purchase displays, optical computing and data storage.

      Our technology uses liquid crystals and silicon chips. An advantage of these materials is that processes for working with them are already known and they may be produced more quickly than competing technologies that offer comparable quality. By using existing manufacturing processes at our manufacturing facility in the Republic of Korea, which commenced producing products for commercial sale in limited quantities in the second quarter of 2005, we believe we will be able to obtain economies of scale.

We have, however, recently relocated those portions of our manufacturing process that were based in California to our facility in South Korea. We intend to transition the California facility to research and development and special project operations. Internal manufacturing is subject to certain risks described under "Risk Factors." Please see "Manufacturing of LCoS Sets" below for a discussion of our manufacturing facility located in the Republic of Korea.

We have patents and pending patent applications covering parts of our designs; however, the key designs of the circuitry in the silicon, drive electronics and liquid crystal assembly techniques are proprietary and are not covered by patents.

The following is a detailed summary of the current status of our business:

LG Electronics, Inc.

In July 2004, we entered into an agreement with LG Electronics (see Exhibit 10.5 to our Annual Report on Form 10-K/A filed with the SEC on December 29, 2005), providing for us to sell our T-3 LCoS Sets to LG Electronics. Our supply agreement with LG Electronics provides that we will be their exclusive supplier of three-chip LCoS microdisplay products for twelve months beginning from the date that we commenced shipments under that agreement. Furthermore, our agreement provides that LG Electronics will have the exclusive right in South Korea to purchase T-3 microdisplay products from us for the twelve months beginning from the date that we commenced shipments under that agreement. In July 2005, we commenced delivering a limited quantity of commercial production LCoS Sets to LG Electronics. Under the July 2004 agreement, LG Electronics agreed to purchase from us a minimum of 21,000 LCoS Sets during an initial six-month delivery period, which was originally scheduled to commence in January 2005, subject to LG Electronics' completion of pre-production requirements. Our July 2005 product delivery to LG Electronics included a smaller quantity of LCoS Sets than was originally contemplated under the July 2004 agreement for the first delivery month. We delivered those LCoS Sets in July 2005 based upon our expectation that in the immediate future we would receive a firm purchase order from LG Electronics.

In August 2005, we received a firm purchase order from LG Electronics for its purchase from us of an aggregate minimum quantity of 9,300 LCoS Sets for the period July through December 2005, thereby reducing the initial six-month delivery period purchase commitment. In October 2005, we publicly announced that we had received the formal written qualification letter from LG Electronics stating that we have met certain agreed upon technical specifications (which had been the subject of prior informal approval in July 2005). We later agreed with LG Electronics to move the initial six-month delivery period to November 2005 through April 2006. We subsequently agreed with LG Electronics, through a series of communications, that the initial purchase order for 9,300 LCoS Sets may be filled over a period of time that will extend beyond April 2006. We currently expect that the initial order for 9,300 LCoS Sets could be filled during the summer of 2006. This revised schedule has been based primarily upon changing expectations about our production output capacity and will allow us to conduct a focused ramp up of our LCoS Set production in South Korea. Between March 14, 2006 and the date of this filing, we have delivered approximately 350 LCoS Sets to LG Electronics.

Although we have been delivering a limited quantity of production LCoS Sets to LG Electronics since July 2005, our delivery ramp up has been slower than expected due to LG Electronics’ product specification changes and problems that we have experienced in ramping up our manufacturing volumes. These manufacturing problems have been principally attributable to external variables in the manufacturing environment including temperature, humidity and dust particle presence. The manufacturing problems have occurred during the alignment coating, glue application and cell lamination portions of our manufacturing process, which are highly susceptible to those external variables. Until recently, those portions of the manufacturing process were being carried out in our production facility in California. We have attempted to address our manufacturing problems by recently relocating these portions of our manufacturing process to our production facility in South Korea, where we believe that the combination of a new facility designed to our specifications and highly qualified personnel provides us with more exacting controls over the external variables that can impact our manufacturing process. At our manufacturing facility in South Korea, in test and production runs, while we are continuing to experience certain of the production problems attributable to external variables specified above, we believe that we will be able to more fully address and alleviate those problems in coming months.

Our entire manufacturing operations are now conducted at the facility in South Korea. The transfer of those specific portions of the process caused a delay in manufacturing operations while production equipment was physically transferred from California to South Korea and South Korean employees are being trained to use that equipment. The final phase of this transition is occurring during the first quarter of 2006. However, we believe that having manufacturing take place in one location will allow us to maintain a higher level of quality controls over LCoS Set production, which we expect will increase our long-term manufacturing yields and improve our ability to produce sufficient quantities of LCoS Sets to meet future quantity demands from LG Electronics and other customers and prospective customers. The potential negative impact upon our results of operations that could be caused by additional difficulties in manufacturing our LCoS Sets are described under Risk Factors.

LG Electronics commenced an initial consumer market rollout in Australia of a limited quantity of 71-inch LCoS televisions incorporating our LCoS Sets during the first quarter of 2006. LG Electronics has also announced that it intends LCoS product rollouts into the South Korean consumer market in the near future. LG Electronics recently communicated to its distributors that it has postponed its plans to introduce its 71” and 62” LCoS televisions into the U.S. marketplace. LG has attributed this postponement to uncertainty regarding the timetable for the availability of sufficiently large supplies of our LCoS Sets to enable a significant product launch. Although LG Electronics has advised us that it is maintaining future plans for expansion into the United States and other markets, there can be no assurances as to the timing of those rollouts. We believe that delays in LG Electronics' initial product rollouts have been based upon revisions to our delivery schedule and our problems in ramping up production that have occurred over time.

In 2005, a substantial percentage of our product deliveries, which were in small quantities, were made to LG Electronics. Based upon our agreement with LG Electronics and our present expectations, it is likely that a substantial percentage of our anticipated future product deliveries in the first half of 2006 will be made to LG Electronics as well. In the event that we are unable to ramp up our delivery volumes to LG Electronics by the end of July 2006, we believe that it is reasonably likely that LG Electronics may discontinue actively doing business with us. The loss of LG Electronics as a customer or any further delays in our delivery schedule to LG Electronics could significantly harm our future sales and results of operations; and our substantial dependence on one customer is subject to risks set forth under Risk Factors

      Business in Taiwan

To date, we have delivered limited quantities of our T-3 LCoS Sets to our Taiwanese customer, ThinTek. A substantial portion of these product deliveries occurred in 2005. ThinTek has ordered quantities sufficient for pilot programs and sample products, but not enough to enable them to launch mass production of LCoS high definition televisions. We have continuing business relationships with customers and prospective customers in Taiwan, including ThinTek. We made small shipments of T-3 LCoS Sets to ThinTek during all four quarters of 2005. We are maintaining our plans to ship our products to ThinTek and prospective Taiwanese customers in 2006. We cannot provide assurance concerning the quantities of our products that we will sell to ThinTek and other prospective customers in the future.

Business in China

To date, we have delivered limited quantities of our microdisplay products to our Chinese customers. A substantial portion of these product deliveries occurred in 2004, with a smaller quantity delivered in 2005. The quantities of our products delivered to our Chinese customers are sufficient only for engineering testing and pilot program purposes. To date, our Chinese customers have not ordered quantities of our products that would enable them to launch commercial sales of LCoS high definition televisions.

We have continuing business relationships with customers and prospective customers in China. Current Chinese prospective customers are at different stages in the development and product introduction processes, and their efforts are progressing at a slower rate than we originally anticipated. One of our original Chinese customers, Skyworth, has commenced sales of televisions utilizing our display units incorporating our T-1 LCoS Sets into the Chinese educational market. However, we do not intend to sell any additional display units incorporating our T-1 LCoS Sets beyond those we currently have in inventory to Skyworth. They may elect to transition to products incorporating our T-3 LCoS Sets. We cannot provide assurance concerning the quantities of our products that we will sell to our Chinese customers and prospective customers in the future.

Market Strategy for Taiwan and China

Although our Chinese and Taiwanese customers' progression from product prototyping to mass production has been far slower than we had anticipated, we remain positive about our business prospects in China and Taiwan and the potential for China and Taiwan to become large markets for us. We currently believe that Chinese and Taiwanese television manufacturers tend to apply a market strategy of following the successful business models of global television manufacturing leaders, rather than acting as leaders themselves in terms of introducing new technologies to the marketplace. We therefore believe that if the LCoS technology gains greater acceptance in the high definition television marketplace, and if industry leaders, such as Sony, JVC and LG Electronics, present their LCoS based televisions to the worldwide consumer markets in a prominent fashion, it will then be more likely that the Chinese and Taiwanese television manufacturers will follow these business models and ramp up their own lines of LCoS high definition televisions. We believe that our present course of continuing to transact business with major Chinese and Taiwanese television manufacturers is positioning us to be a leading LCoS supplier in China and Taiwan in the future.

Other Business Development

We are currently continuing to develop working relationships with prospective customers, located primarily in Japan and other parts of the Pacific Rim region. These prospective customers fall into two general categories: 1) television manufacturers and 2) light engine suppliers. We have provided samples of our LCoS Sets to certain of these prospective customers, but we do not have any formal agreements with these parties. While we have made significant progress with respect to product integration and negotiating purchase orders with certain of these prospective customers, we cannot assure that we will receive any purchase orders binding on any of these companies for their purchase of our products in the near future. Even assuming that we receive purchase orders that are binding on the prospective customers, these orders and our sales to these customers and to our existing customers are subject to certain contingencies described under Risk Factors.

Manufacturing of LCoS Sets

We completed construction of our South Korean manufacturing facility in January 2005. The South Korean facility has commenced to serve as our central commercial manufacturing base. The facility began producing products for commercial sale in limited quantities in the second quarter of 2005. The facility is designed with the capacity, on full employment, to produce up to 28,000 LCoS Sets per month. The facility has been specially designed for expansion to a capacity of 120,000 LCoS Sets per month in several expansion phases. We believe that the facility can be expanded in an efficient manner in the event that such expansion becomes necessary based upon increased or perceived increased demand for our products from our customers.

We are currently continuing to install additional manufacturing and related equipment in the facility. We are currently training our operators and supervisors in key processes and equipment familiarization. We recently completed the process of moving all of our manufacturing operations to South Korea, which included physically moving all manufacturing equipment that remained in California as of the end of 2005. As part of the transition process, we experienced some manufacturing problems. The manufacturing problems have occurred during the alignment coating, glue application and cell lamination portions of our manufacturing process, which are highly susceptible to those external variables. Until recently, those portions of the manufacturing process were being carried out in our production facility in California. We have attempted to address our manufacturing problems by recently transitioning these portions of our manufacturing process to our production facility in South Korea, where we believe that the combination of a new facility designed to our specifications and highly qualified personnel provides us with more exacting controls over the external variables that can impact our manufacturing process. At our manufacturing facility in South Korea, in test and production runs, we are continuing to experience certain of the production problems attributable to external variables specified above, but we believe that we will be able to more fully address and alleviate those problems in coming months. While we cannot provide any assurances against unexpected delays, we believe that our transition approach constitutes an appropriate plan to deal with mass production readiness risks and to prepare ourselves to manage our manufacturing facility in South Korea on a basis consistent with the anticipated demand for our products. Potential difficulties in transitioning our manufacturing process from California to South Korea could have a material negative impact upon our results of operations as set forth under Risk Factors.

See “LG Electronics, Inc.” for a detailed discussion of manufacturing problems that we are experiencing and its effect upon our business.

Recent Equity Financing

March 2006 Financing

On March 17, 2006, we sold 500,000 of our common shares at a purchase price of $2.18 per share to certain institutional investors. Those shares were included in our Post-Effective Amendment No. 6 to Form S-3 "shelf" registration statement (File No. 333-122392), as post-effectively amended through February 14, 2006. The purchase price for those common shares was $1,090,000 in the aggregate. The purchase price was based upon the five-day volume weighted average price of our common shares through March 16, 2006, discounted by five percent. In addition, we have paid a fee equal to $16,350 to an individual, who introduced us to two of the investors. As of the date of this filing, 1,000,000 of our common shares included in our currently effective "shelf" registration statement have not been sold.

January 2006 Financing

In mid-January 2006, we issued and sold 1,300,000 of our common shares in a private placement to three institutional investors. The purchase price of the common shares was $2.62 per share. We received approximately $3.4 million in gross proceeds, before issuance costs, from the sale of these shares, which were used for working capital and other general corporate purposes, including the repayment of certain short-term debt obligations. We are required under a registration rights agreement, to file a registration statement for the resale of the shares within 30 calendar days after January 12, 2006 and have the registration statement declared effective no later than 90 calendar days after January 12, 2006. The later may be extended to no later than 120 calendar days if the registration statement is subject to review, comments or other actions by the SEC. As the registration statement was not filed by February 11, 2006 or may not be declared effective prior to April 12, 2006, we may be required to pay an amount equal to 5% of the aggregate purchase price or $170,300 as partial liquidated damages when each of these dates occur and an additional $170,300 for every 30 days thereafter up to six months. After six months, the percentage increases to 10% or $340,600 for each additional 30 days. We have not filed a registration with respect to these shares because of our prior commitment to register first the shares sold in our October 2005 Private Placement.

October 2005 Private Placement

In October 2005, we closed a $2.0 million private placement of our common shares and warrants to purchase our common shares with certain institutional and other investors. This transaction included the sale of 571,431 common shares at a purchase price of $3.50 per share and warrants to purchase 228,576 common shares with an exercise price of $5.00 per share exercisable within five years from the date of issuance. We received $2.0 million in gross proceeds from this transaction, which has been and will be used for working capital and other general corporate purposes. We did not use a placement agent in this transaction. Three of the institutional purchasers in this transaction were investors in our November 2004 private placement of our Senior Secured Convertible Notes. The registration statement registering these shares was filed on February 27, 2006. Because this statement was not filed by November 12, 2005, we may be required to pay $30,000 as liquidated damages to the investors as of November 12, 2005 and every thirty days thereafter until the registration statement is filed. We have included $79,000 as liquidated damages in non-cash interest through December 31, 2005. Additionally, because the registration statement was not declared effective by the SEC prior to January 12, 2006, we may be required to pay $30,000 as liquidated damages to the investors as of January 12, 2006 and for every thirty days thereafter until the registration statement is declared effective.

      August 2005 Equity Financing

In August 2005, we sold 500,000 of our common shares at a purchase price of $5.40 per share to certain institutional investors. Those shares were included in our Form S-3 "shelf" registration statement (File No. 333-122392), which was declared effective by the SEC in July 2005. We received gross proceeds of approximately $2.7 million from the transaction, which we used for working capital and other general corporate purposes. The purchasers in the August 2005 Equity Financing had a 30-day option, which expired without exercise on September 4, 2005, to purchase an additional aggregate of 225,000 of our common shares included in the "shelf" registration statement at a purchase price of $5.50 per share. As of the date of this filing, 1,000,000 of our common shares included in our currently effective "shelf" registration statement have not been sold.

Senior Secured Convertible Debt Financing

On November 30, 2004, we completed a non-brokered private placement of $10 million of senior secured notes (the Senior Secured Convertible Notes). The Senior Secured Convertible Notes accrue interest at 10% per annum, payable quarterly in cash or our common shares at our option, if certain conditions are met, such as the availability of an effective registration statement pursuant to which resales may be made or the availability of Rule 144(k) for resale of the common shares underlying our Senior Secured Convertible Notes. The value of the shares for the purposes of calculating interest payments shall be equal to the 20-day trailing average of the volume weighted average prices of our common shares at the end of each quarterly interest period. The Senior Secured Convertible Notes are due November 30, 2007.

The Senior Secured Convertible Notes are convertible, at the option of their holders, into our common shares at the conversion price of $9.72 per share. The Senior Secured Convertible Notes are senior to notes that we issued to Argyle Capital Management Corporation, which is wholly owned by Robert A. Olins, our Chief Executive Officer, Secretary, Treasurer and a Director. The holders of our Senior Secured Convertible Notes have a senior security interest in substantially all of our assets, except those located in South Korea. In addition, under the terms of the November 2004 Financing, we are prohibited from using the proceeds from the financing to repay debt or to pay dividends.

In a letter that we received on December 12, 2005, one of the holders of our 2004 notes, Portside Growth & Opportunity Fund, an affiliate of Ramius Capital Group, LLC, notified us of two alleged events of default under their note set forth below. In a letter that we received on December 13, 2005, another holder of our 2004 notes, Smithfield Fiduciary LLC, an affiliate of Highbridge Capital Management, LLC, notified us only with respect to the second alleged event of default, set forth below. In a letter that we received on February 9, 2006, Portside notified us of a third alleged event of default under their note, as set forth below. Each of these notices call for us to redeem the entire $4.5 million principal amount of the Portside and Smithfield 2004 notes, or $9.0 million in the aggregate, plus a redemption premium of $675,000 plus liquidated damages to each of these holders of the 2004 notes pursuant to relevant provisions of their notes.

The following are the alleged defaults: (i) Registration Statement Failure pursuant to Section 4(a)(i) of their Note - Based upon our filing of a Post-Effective Amendment to the registration statement on Form S-3 relating to the underlying common shares of the Senior Secured Convertible Notes (Reg. No. 333-122391); (ii) Failure to Make Interest Payment pursuant to Section 4(a)(v) of their Note - Based upon a claim that we did not make a November 2005 interest payment; and (iii) Entering into unpermitted debt financing transactions prohibited pursuant to Section 4(a) (xi) of their Note - Based upon a claim that certain debt financing transactions that we have entered into are not permitted under the Note.

We believe after review with outside legal counsel, that these allegations lack merit and would not entitle the Noteholders to call the Notes and other remedies that they are seeking. With respect to the first alleged event of default concerning the alleged registration maintenance failure, we contend that the filing of our post-effective amendments to the registration statements registering the underlying common shares did not and does not constitute an event of default under Section 4(a)(i) of the Portside Note. We contend that the second allegation of default is incorrect because on November 30, 2005 (the interest due date), we tendered payment by forwarding checks payable to Portside, Smithfield and the other holders of the 2004 notes by overnight courier to an attorney representing the holders for the full amounts of the relevant quarterly interest payments. That attorney did not distribute the checks to the four holders (although located in the same city), but instead returned the checks to us in California. We have since tendered payment of that full interest installment amount owing to all of the holders via federal funds wire into designated accounts for each of these parties. We contend that the third allegation of default lacks merit because we believe that the debt financing transactions that we have entered into are permitted under their Note and, even if deemed not permitted, do not constitute a breach or failure in any material respect under the Note.

We believe that Portside has undertaken to make allegations of events of default that lack merit in an attempt to achieve its objective of amending the terms of its Note to its advantage, including a reduction in the conversion price of the Notes or an acceleration in repayment of principal on its Note, although that principal is not due and payable until the note's maturity date, which is November 30, 2007. We have rejected its offers in this regard. We will continue to take appropriate actions that we believe are in the best interests of our Company and our shareholders.

If the Noteholders prevail in calling the Senior Secured Convertible Notes, the entire $10 million debt obligation can become due and payable immediately, including the redemption premiums and liquidated damages. We believe the alleged events of default of which Portside and Smithfield have given notice lack merit and would not entitle the Noteholders to the remedies that they are seeking. Therefore, we believe it is not probable the Noteholders would prevail in calling the Notes. As a result, in accordance with FAS 5, “Accounting for Contingencies,” we have continued to classify the Senior Secured Convertible Notes as a long-term obligation in our balance sheet at December 31, 2005, rather than as a current liability as FAS 78, “Classification of Obligations That are Callable by the Creditor,” might otherwise require. The redemption premium and liquidated damages of $1.5 million and approximately $0.6 million, respectively, have not been accrued in our consolidated financial statements as of December 31, 2005 included in our Annual Report on Form 10-K/A for our fiscal year then ended. We refer you to Note 1 of our Notes to consolidated financial statements contained in that Form 10-K/A report for additional information regarding the accounting treatment of the Senior Secured Convertible Notes.

Certain Developments

As previously reported in our post-effective amendments to the Form S-3 Registration Statement registering the common shares underlying the Senior Secured Convertible Notes (the “Financing Registration Statement”) (File No. 333-122391) and the Form S-3 Registration Statement registering common shares on a “shelf” (the “Shelf Registration Statement”) (File No. 333-122392), we filed an unauthorized consent of BDO Siedman to Amendment Nos. 5 and 6 to the Financing Registration Statement and to Amendment Nos. 3 and 4 to the Shelf Registration Statement in order to incorporate by reference their report on our consolidated financial statements for the fiscal years ended December 31, 2002 and 2003, respectively. Although we received the requisite authorized consents from BDO Seidman to the incorporation by reference of their report on the consolidated financing statements into the Financing Registration Statement and the Shelf Registration Statement when initially filed and in subsequent amendments thereto (and BDO Seidman has not withdrawn these subsequent consents), we did not receive the requisite authorization from BDO Seidman to file its consent as an exhibit to the penultimate and final pre-effective amendments to either the Financing Registration Statement or the Shelf Registration Statement (i.e. Amendment Nos. 5 and 6 and Amendment Nos. 3 and 4 to the respective registration statements). The penultimate and final pre-effective amendments to both the Financing Registration Statement and the Shelf Registration Statement were filed with the SEC on July 27, 2005.

The Audit Committee of our Board of Directors conducted an investigation and review of the developments pertaining to the BDO Seidman consent issue with the assistance of independent counsel.

The Audit Committee delivered its report, dated October 31, 2005, to our Chief Executive Officer, Robert A. Olins. The Report concluded that the evidence does not support a finding that any of our employees included the unauthorized BDO consents in the amendments to the Registration Statements referred to above with fraudulent intent or with specific knowledge that BDO Seidman had not authorized the filing of these consents. It concluded that the evidence was consistent with our inclusion of the consents due to lack of communication, a series of misunderstandings and/or a failure of inquiry. As to Mr. Olins, the Report concluded that the Audit Committee found no evidence that Mr. Olins was informed that BDO Seidman had not authorized the filing of these consents. However, it also found no evidence that Mr. Olins inquired or determined whether BDO Seidman had in fact authorized inclusion of the consents in these filings. The Audit Committee Report determined that Mr. Olins, as our Chief Executive Officer, did not exercise sufficient diligence in supervising the filing of the amendments to the Registration Statements, that this was a particularly serious failing in light of the SEC having highlighted the need for consents from BDO Seidman, and that as CEO he bears responsibility for the filings. The Audit Committee also stated its belief that, throughout the process of preparing and filing the amendments to the Registration Statements, Mr. Olins acted with our best interests and the best interests of our shareholders in mind, and that his lack of diligence was not motivated by self-interest and that nothing related to this incident personally benefited him financially.

The Audit Committee recommended three remedial actions. It concluded that the membership of the Board of Directors should be supplemented with a financial expert within the meaning of SEC rules. It also concluded that we must improve our corporate governance and disclosure controls, including hiring a full-time Chief Financial Officer and a Controller (who can be the same person). It further concluded that, by reason of Mr. Olins' responsibility as CEO for supervision of corporate filings, he should reimburse us for the sum of $50,000, a portion of the costs incurred by us by reason of the unauthorized BDO Seidman consents and the resulting inquiries. In compliance with the draft Audit Committee Report, in December 2005, Mr. Olins made the $50,000 payment to reimburse the Company. To date, our Board of Directors has not been supplemented with a financial expert and we have not hired a fulltime CFO or Controller, although we have retained a part-time Controller.

We have been advised by the Staff of the SEC that the Staff is conducting an investigation into matters and events pertaining to the filing of the unauthorized BDO consent. We have been cooperating fully with the Staff with respect to this matter.

On December 6, 2005, we filed Post-Effective Amendment No. 2 to the Financing Registration Statement and the Shelf Registration Statement for the purpose of filing an amended Exhibit 23.2, which included the consent of the independent registered public accounting firm, Odenberg, Ullakko, Muranishi & Co., LLP (OUM). That consent allows us to incorporate by reference into that registration statement the consolidated financial statements appearing in our 2004 Annual Report on Form 10-K/A filed on December 29, 2005, for each of the three years ended December 31, 2004.

In February 2006, we were advised by the Staff of the SEC that Post-Effective Amendment No. 6 to both the Financing Registration Statement and the Shelf Registration Statement were declared effective by the SEC.

Korean Credit Facilities

In the third and fourth quarter of 2005, our wholly-owned subsidiary SpatiaLight Korea, Inc. entered into unsecured revolving credit facilities with three separate South Korean banks. Two of these credit facilities bear fixed interest rates of 8.79% and 10.88% per annum, respectively, and the other credit facility bears a variable interest rate at December 31, 2005 of 6.82% per annum, which is benchmarked against the yield of a 365-day Korean bank debenture. Interest under each of the credit facilities is payable monthly. As of December 31, 2005, there was 569,179,151 Korean Won (approximately $572,000) drawn down against these credit facilities with 130,820,849 Korean Won (approximately $131,475) remaining available on the credit facilities. We are required to repay funds on the credit facilities by the final termination dates of each of the respective credit facilities, which are currently as follows: 177,784,033 Korean Won (approximately $178,673) by April 10, 2006, 195,257,863 Korean Won (approximately $196,234) by September 22, 2006 and 196,137,255 Korean Won (approximately $197,118) by October 27, 2006.

In late March, a Korean bank committed itself to extending a line of credit (the “March Facility”) of up to approximately 1.5 billion Korean Won (or approximately $1.5 million in U.S. Dollars) to our wholly-owned subsidiary, SpatiaLight Korea, Inc. Subsequently, SpatiaLight Korea drew down approximately $370,000 on the March Facility for working capital purposes and to repay certain of its outstanding indebtedness. After review of the matter with our management, it became apparent that SpatiaLight Korea should not have obtained or borrowed under the March Facility. Therefore SpatiaLight Korea has terminated the March Facility and all monies borrowed thereunder have been repaid, including certain prepayment and finance charges in the amount of approximately $22,000. In addition, the Korean bank has agreed to release its lien on SpatiaLight Korea’s assets securing the March Facility and related personal guarantees made by certain officers. See also “The obligations arising from our Senior Secured Convertible Note…” under “Risk Factors.”

State of Incorporation and Principal Office

We were incorporated under the laws of the State of New York in 1989. Our executive offices are located at Five Hamilton Landing, Suite 100, Novato, California 94949.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by the selling shareholders of the shares. Such proceeds will be received by the selling shareholders. However, should all or certain of the selling shareholders exercise their warrants , the proceeds of their exercise will be received by us and such proceeds will be used by us for general corporate purposes.

SELLING SHAREHOLDERS

The common shares being offered by the selling shareholders were issued or are issuable upon exercise of warrants issued in the October 2005 Private Placement. For additional information regarding the October 2005 Private Placement, see “About SpatiaLight - October 2005 Private Placement.” However, should all or certain of the shareholders exercise their warrants, the proceeds of their exercise will be received by us and such proceeds will be used by us for general corporate purposes.

Portside Growth and Opportunity Fund

Portside Growth and Opportunity Fund, which is a selling shareholder, was an investor in the August 2005 Equity Financing and the November 2004 Senior Secured Convertible Debt Financing. For more information regarding these financing transactions, see “About SpatiaLight.”

Smithfield Fiduciary LLC

Smithfield Fiduciary LLC, which is a selling shareholder, was an investor in the August 2005 Equity Financing and the November 2004 Senior Secured Convertible Debt Financing. For more information regarding these financing transactions, see “About SpatiaLight.”

Bluegrass Growth Fund LP

Bluegrass Growth Fund LP, which is a selling shareholder, was an investor in the August 2005 Equity Financing and the November 2004 Senior Secured Convertible Debt Financing. For more information regarding these financing transactions, see “About SpatiaLight.”

Bluegrass has been a shareholder in our Company since 2002. Spayside, Inc., an affiliate of Bluegrass, served as a consultant to us in 2002. Such consulting services included general business development, strategic planning and other financial-related projects. As compensation for the consulting services rendered by Spayside we granted a warrant to purchase 250,000 common shares to Spayside (the common shares subsequently issued to Spayside upon exercise of these warrants were included in a registration statement rendered effective by the SEC in July 2003). In addition, Greenpark Limited, an unaffiliated shareholder of SpatiaLight and a selling shareholder under this prospectus, as an accommodation to SpatiaLight, transferred 25,000 freely tradable, outstanding SpatiaLight common shares owned by Greenpark, to Spayside. In consideration of that outstanding share transfer to Spayside, we subsequently issued 25,000 restricted common shares to Greenpark. In October 2004, Mr. Ed Kim assigned a warrant to purchase 125,000 common shares in the form of two separate warrants to purchase 62,500 common shares to each of Bluegrass Growth Fund Ltd. and Bluegrass Growth Fund LP. In October 2004, we issued 62,500 common shares to each of Bluegrass Growth Fund Ltd. and Bluegrass Growth Fund LP upon the exercise of such warrants. Both warrants were exercised at a purchase price of $3.50 per share.

Bluegrass Growth Fund LP was an investor in our December 2003 equity financing transaction. In that transaction, we completed a private placement of 1,000,000 of our common shares that were registered with the SEC in a “shelf” Registration Statement at a price of $5.00 per share for net proceeds of $4,955,255 received in December 2003. Bluegrass Growth Fund LP invested $500,000 to purchase 100,000 common shares in that transaction.

Greenpark Limited

In November 2002, Greenpark Limited, which is a selling shareholder, exercised its warrant to purchase 746,268 common shares at the exercise price of $2.00 per share, for an aggregate purchase price of $1,492,536. Under an installment agreement, Greenpark Limited was required to make periodic installment payments towards such aggregate purchase price. There was a 6% annual interest rate with respect to the balance of the share purchase price owed to us and all accrued interest is due with the final payment. We issued all of the 746,268 shares to Greenpark Limited in 2003. In the November 2004 Senior Secured Convertible Debt Financing, Robert A. Olins, our Chief Executive Officer, Secretary, Treasurer and a Director and Greenpark Limited, an unaffiliated shareholder, jointly and severally committed, in the event that the Board of Directors determines that such financing is necessary, to provide us with up to an additional $6 million in future financing on terms and conditions to be determined at the time of any such transaction. For more information regarding this aspect of the November 2004 Senior Secured Convertible Debt Financing, see “About SpatiaLight.” In consideration for the financing commitment by Greenpark Limited in the November 2004 Financing, we agreed to reduce by $600,000 the amount owed by Greenpark Limited to us under that certain warrant installment agreement, dated as of October 14, 2002. Mr. Olins advised the Board of Directors that any consideration that the Board of Directors determined was owed to Mr. Olins for the financing commitment should instead be given as consideration to Greenpark Limited for its participation in the financing commitment. We received the remaining outstanding balance, less amounts forgiven as described above, plus accrued interest during the first three quarters of 2005. We will not give any further financial consideration to Greenpark Limited for such financing commitment.

In April 2004, we issued a fully vested warrant to purchase 250,000 common shares as payment to Woo-Il, our sales agent in South Korea. In November 2004, Woo-Il assigned a portion of the warrant to Greenpark Limited. The assigned portion of the warrant represented 175,000 common shares issuable upon exercise of the warrant. In June 2005, Greenpark Limited exercised the warrant under the “cashless exercise” provision within the warrant and was therefore issued 74,502 of our common shares.

In March 2003, we issued 47,000 restricted common shares to Greenpark Limited. The issuance of these shares related to two separate transactions that Greenpark Limited was involved in. In one transaction, in January 2003, as an accommodation to us, Greenpark Limited transferred 22,000 freely tradable SpatiaLight common shares to MTM Corporation. At such time, we owed these shares to MTM Corporation in consideration for consulting services provided to us in 2002. The 22,000 shares were paid in lieu of a cash payment owed to MTM Corporation of $54,000. In the second transaction, also in January 2003, as an accommodation to us, Greenpark Limited transferred 25,000 freely tradable outstanding SpatiaLight common shares to Spayside, Inc., as more fully described above under the heading “Bluegrass Growth Fund LP”. In consideration of those outstanding share transfers to MTM Corporation and Spayside, we subsequently issued 47,000 restricted common shares to Greenpark. Subsequent to the time these transactions were completed, the Staff of the SEC has advised us that transactions similar to the ones among Greenpark Limited, MTM Corporation or Spayside and us may not be executed without proper registration or reliance on an exemption under the Securities Act.

Steven F. Tripp

Steven F. Tripp, who is a selling shareholder, was a director of SpatiaLight, Inc. from June 1999 through February 2004. Mr. Tripp served as the Chairman of the Audit Committee of our Board and was a member of the Compensation Committee of our Board.

Mr. Tripp was an investor in our December 1999 Convertible Debt Financing with a group of investors that we referred to as the “Alabama Group”. In December 1999, we received $1,437,500 in cash (first tranche) and issued notes in that amount to the Alabama Group, which included a trust for the benefit of Mr. Tripp. Mr. Tripp was not the trustee of this trust and had no power to vote or dispose of these common shares or any other securities held by that trust. Marcia K. Tripp, Mr. Tripp's mother, was the trustee of this trust and directed and was responsible for all of the investment decisions of this trust. It was our opinion that no other investor in the Alabama Group was an affiliate of SpatiaLight and Mr. Tripp was not an affiliate of any other investor in the Alabama Group. The proceeds of the second tranche of notes, also totaling $1,437,500 and carrying interest at 6% per annum, were originally to be received by us upon the achievement of certain performance targets. The proceeds were received in November 2000, prior to reaching those targets, in exchange for reducing the conversion price of the notes to the then-market price of $2.25 per share. The remaining unamortized discount for the first tranche, along with the contractual interest on both tranches, resulted in a combined effective interest rate of 87% per annum as of the issuance date for the second tranche when compared to the outstanding principal balances. During 2003, we repaid principal balance of $100,000 against these notes. In October and November 2003, pursuant to the terms of the notes, all of the remaining investors included in the Alabama Group converted the $2,775,000 principal amount of the notes plus accrued interest of $565,770 in exchange for the issuance by us of a total of 1,344,827 common shares. In November 2003, we issued 120,967 common shares to Mr. Tripp upon conversion of the 1999 Convertible Note.

Robert Woods

Robert Woods, who is a selling shareholder, was an investor in the December 1999 Convertible Debt Financing as a member of the Alabama Group. In November 2003, we issued 121,558 common shares to Mr. Woods upon conversion of the 1999 Convertible Note.

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Except for (i) the selling shareholders’ ownership of the shares included in this prospectus, and (ii) the other relationships described in the preceding paragraphs in this “Selling Shareholders” section of the prospectus, the selling shareholders have not had any material relationship with us within the past three years.

Each of the selling shareholders has advised us that they are not broker-dealers. Two of the selling shareholders, Portside Growth & Opportunity Fund and Smithfield Fiduciary LLC, are affiliates of broker-dealers. Pursuant to the October 2005 Private Placement, both of those selling shareholders have advised us that they acquired the securities in the October 2005 Private Placement in the ordinary course of business and that neither of them had any agreement or understanding, directly or indirectly, with any person to distribute any of such securities.

We are registering the shares in order to permit the selling shareholders to offer the shares for resale from time to time. The selling shareholders purchased the common shares being offered by this prospectus for $2,000,000.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the common shares by each of the selling shareholders. The second column lists the number of common shares beneficially owned by each selling shareholder prior to this offering, based on its ownership of the common shares being offered by this prospectus, as of October 12, 2005, (the closing date of the October 2005 Private Placement) assuming exercise of all the warrants issued in the October 2005 Private Placement. The third column lists the common shares being offered by this prospectus by the selling shareholders. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

With respect to the October 2005 Private Placement, in accordance with the terms of registration rights agreement with the selling shareholders, this prospectus generally covers the resale of the sum of up to (i) the number of shares issued to the selling shareholders in the October 2005 Private Placement, and (ii) the number of common shares issuable to the selling shareholders upon exercise of the warrants issued in the October 2005 Private Placement. Because the exercise price of the warrants issued in the October 2005 Private Placement may be adjusted in certain limited instances (which instances include stock dividends, stock splits, combinations of shares, reclassifications, or corporate reorganizations, all of which are covered by the anti-dilution provisions of the October 2005 Private Placement transaction documents), the number of shares that will actually be issued (and included in the registration statement of which this prospectus is a part) may therefore be more or less than the number of shares being offered by this prospectus.

Under the terms of the October 2005 Private Placement, a selling shareholder may not exercise the warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of common shares which would exceed 4.99% of our then outstanding common shares following such conversion or exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants issued in our October 2005 Private Placement which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

Name of Selling Shareholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)	Number of Shares Owned After Offering

Portside Growth & Opportunity Fund (2)	662,964(14) (15)	200,001(8)	462,963

Smithfield Fiduciary LLC (3)	662,964(14) (15)	200,001(9)	462,963

Bluegrass Growth Fund, LP (4)	302,882(14) (15)	200,002(10)	102,880

Greenpark Limited (5)	120,001(14)	120,001(11)	0

Steven F. Tripp (6)	373,612(14)	40,001(12)	333,611

Robert Woods (7)	263,713(14)	40,001(13)	223,712

(1)   The number of shares to be sold by the Selling Shareholders is based on (i) the number of shares issued to the Selling in the October 2005 Private Placement, and (ii) the number of common shares issuable to the Selling Shareholders upon exercise of the warrants issues in the October 2005 Private Placement.

(2)   Ramius Capital Group, LLC is the investment adviser of Portside Growth and Opportunity Fund and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(3)   Highbridge Capital Management, LLC, is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over the common shares held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(4)   Brian Shatz has voting control and investment discretion over securities held by Bluegrass Growth Fund, LP. Mr. Shatz disclaims beneficial ownership of the common shares held by Bluegrass Growth Fund, LP.

(5) Greenpark Limited is an institutional investor.

(6) Steven F. Tripp is an individual.

(7) Robert Woods is an individual.

(8) Includes 142,857 common shares issued on October 12, 2005 and 57,144 shares issuable upon exercise of a warrant dated October 7, 2005.

(9) Includes 142,857 common shares issued on October 12, 2005 and 57,144 shares issuable upon exercise of a warrant dated October 7, 2005.

(10) Includes 142,858 common shares issued on October 12, 2005 and 57,144 shares issuable upon exercise of a warrant dated October 7, 2005.

(11) Includes 85,715 common shares issued on October 12, 2005 and 34,286 shares issuable upon exercise of a warrant dated October 7, 2005.

(12) Includes 28,572 common shares issued on October 12, 2005 and 11,429 shares issuable upon exercise of a warrant dated October 7, 2005.

(13) Includes 28,572 common shares issued on October 12, 2005 and 11,429 shares issuable upon exercise of a warrant dated October 7, 2005.

(14) Based upon information furnished to us by each of the selling shareholders.

(15) Includes the number of shares being sold pursuant to this registration statement and the shares that these selling shareholders are deemed to beneficially own pursuant to the Senior Secured Convertible Notes that these selling shareholders hold, as more fully described under “About SpatiaLight - Senior Secured Convertible Debt Financing.”

DESCRIPTION OF COMMON SHARES

Our Restated Certificate of Incorporation, as amended, authorizes the issuance of up to 50,000,000 common shares, $.01 par value. As of April 6, 2006, 39,198,500 common shares were issued and outstanding.

The holders of our common shares have equal ratable rights to dividends from funds legally available therefore, when and if declared by our Board of Directors and are entitled to share ratably in all of our assets available for distribution to holders of common shares upon the liquidation, dissolution or winding up of our affairs. We have not paid, and have no current plans to pay, dividends on our common shares. Under the terms of the November 2004 Financing, we are prohibited from paying cash dividends while the Senior Secured Convertible Notes issued in the November 2004 Financing remain outstanding. Holders of our common shares are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. All outstanding common shares are, and those offered hereby will be when issued, validly issued, fully paid and nonassessable. The holders of our common shares do not have cumulative voting rights, which means that the holders of a plurality of such outstanding common shares can elect all of our directors then standing for election.

American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038, is the transfer agent and registrar for our common shares.

PLAN OF DISTRIBUTION

We are registering common shares sold in the October 2005 Private Placement, the common shares issuable upon exercise of the warrants to permit the resale of these common shares by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares. We will bear all fees and expenses incident to our obligation to register the shares.

The selling shareholders may sell all or a portion of the common shares beneficially owned by them and offered hereby from time to time through one or more underwriters, broker-dealers or agents. If the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	in short sales;

•	in sales pursuant to Rule 144;

•	in which broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	in a combination of any such methods of sale; and

•	in any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The selling shareholders may also sell common shares short and deliver common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge common shares to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the warrants or common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. To the extent required, by regulations under the Securities Act or otherwise, the prospectus would be supplemented or be the subject of one or more post-effective amendments, as the case may be, to reflect the foregoing transactions.

The selling shareholders and any broker-dealer participating in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the common shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We will pay all expenses of the registration of the common shares pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The legality of the shares offered by this prospectus is being passed upon by Bryan Cave LLP, New York, New York.

EXPERTS

The financial statements incorporated by reference in this prospectus have been audited by Odenberg, Ullakko, Muranishi & Co. LLP, a registered public accounting firm as of December 31, 2005 and for the three years then ended set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE TO FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. These reports, proxy statements and other information filed with the SEC may be inspected and copied at the SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549.

You may obtain information about the operation of the SEC Public Reference Room by calling 1-800-732-0330. You may also inspect this material free of charge at the SEC's website at http://www.sec.gov. Finally, you may also inspect reports and other information concerning SpatiaLight at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. SpatiaLight common shares are traded on The Nasdaq SmallCap Market under the symbol "HDTV". SpatiaLight's website is located at http://www.spatialight.com.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with them which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information we later file with the SEC will automatically update and supersede this information. The following documents filed by us with the SEC (File No. 000-19828) are incorporated in this prospectus by reference:

•	Annual Report on Form 10-K and Form 10-K/A Amendment No, 1 for the fiscal year ended December 31, 2005, filed with the SEC on March 15, 2006 and April 10, 2006, respectively.

•
The description of our common shares contained in our Registration Statement on Form 8-A filed with the SEC on February 5, 1992, under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating that description.

•	Current Reports on Form 8-K and 8-K/A filed with the SEC on January 19, 2006, February 14, 2006, March 14, 2006 and March 23, 2006, respectively.

All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and before the termination of the offering of the shares under this prospectus shall be considered incorporated by reference in this prospectus and be a part of this prospectus from the date of the filing of such documents. Any statement contained herein or in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document, which also is considered to be incorporated by reference herein, modifies or supersedes such prior statement. Any statement modified or superseded shall not be considered, except as so modified or superseded, to constitute part of this prospectus. We will provide without charge to each person to whom this prospectus is delivered, upon request, a copy of any and all of the documents that have been incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless exhibits are specifically incorporated by reference into such documents). Any such request should be directed to the Assistant Secretary of SpatiaLight, Inc., Five Hamilton Landing, Suite 100, Novato, California 94949 (telephone (415) 883-1693).

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our Bylaws provide that we will indemnify (a) any person made or threatened to be made a party to any action or proceeding by reason of the fact that he, his testator or intestate, is or was a director or officer of SpatiaLight and (b) any director or officer of SpatiaLight who served any other company in any capacity at the request of SpatiaLight, in the manner and to the maximum extent set forth in the Business Corporation Law of the State of New York; and SpatiaLight may at the discretion of the Board indemnify all other corporate personnel to the extent permitted by law.

In addition, our Certificate of Incorporation provides that no director shall be liable to SpatiaLight or its shareholders for damages for any breach of duty in such capacity. However, such provision does not eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated Section 719 of the New York Business Corporation Law (relating to the making of illegal distributions to shareholders or loans to directors).

At present, other than in connection with the SEC investigation described in this prospectus, there is no pending litigation or proceeding involving a director, officer, employee or other agent of SpatiaLight as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling SpatiaLight as provided above, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF THE DATE OF THIS PROSPECTUS. DELIVERY OF THIS PROSPECTUS AFTER THE DATE INDICATED BELOW DOES NOT MEAN THAT THE INFORMATION IS STILL CORRECT AS OF ANY SUBSEQUENT DATE.

SPATIALIGHT, INC.

800,007 COMMON SHARES

PROSPECTUS

_____________, 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution.

The following table itemizes the costs and expenses incurred by us in connection with the offering of the shares being registered. All of the amounts shown are estimates except the SEC registration fee.

Item	Amount

SEC Registration Fee	$270.70

Accounting fees and expenses	$7,500.00

Legal fees and expenses	$40,000.00

Miscellaneous expenses	$1,000.00

Total	$33,770.20

ITEM 15.   Indemnification of Directors and Officers.

Our Restated Certificate of Incorporation, as amended, of the Registrant, filed November 6, 1991, provides in relevant part at paragraph 7, that

The directors of the corporation shall not be personally liable to the corporation or its shareholders for damages for any breach of duty in such capacity occurring after the adoption of the provisions authorized in this certificate of incorporation, provided, however, that the provisions contained herein shall not eliminate such directors' liability if a judgment or other final adjudication adverse to the director establishes that (i) the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of the law; (ii) that the director personally gained a financial profit or other advantage to which the director was not legally entitled; or (iii) that the directors' acts violated the provisions of Section 719 of the New York Business Corporation Law.

As authorized by Article V of the Registrant's Bylaws, directors and officers of the Registrant, and certain of the Registrant's employees, have been availed of the broadest scope of permissible indemnification coverage consistent with the New York Business Corporation Law. Article V of the Registrant's Bylaws provides as follows:

5.1   INDEMNIFICATION. The Corporation shall indemnify (a) any person made or threatened to be made a party to any action or proceeding by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation and (b) any director or officer of the Corporation who served any other company in any capacity at the request of the Corporation, in the manner and to the maximum extent permitted by the Business Corporation Law of New York, as amended from time to time; and the Corporation may, in the discretion of the Board of Directors, indemnify all other corporate personnel to the extent permitted by law.

5.2   AUTHORIZATION. The provisions for indemnification set forth in Section 5.1 hereof shall not be deemed to be exclusive. The Corporation is hereby authorized to further indemnify its directors or officers in the manner and to the extent set forth in (i) a resolution of the shareholders, (ii) a resolution of the directors, or (iii) an agreement providing for such indemnification, so long as such indemnification shall not be expressly prohibited by the provisions of the Business Corporation Law of New York.

The New York Business Corporation Law, Article 7, Sections 721-726 provides for the indemnification and advancement of expenses to officers and directors. Section 721 provides that indemnification and advancement under the Business Corporation Law are not exclusive of any other rights an officer or director may be entitled to, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that the director personally gained a financial profit or other advantage to which he or she was not legally entitled.

Section 722 of the Business Corporation Law provides that a corporation may indemnify an officer or director, in the case of third party actions, against judgments, fines, amounts paid in settlement and reasonable expenses and, in the case of derivative actions, against amounts paid in settlement and reasonable expenses, provided that the director or officer acted in good faith, for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe his conduct was unlawful. In addition, statutory indemnification may not be provided in derivative actions (i) which are settled or otherwise disposed of or (ii) in which the director or officer is adjudged liable to the corporation, unless and only to the extent a court determines that the person is fairly and reasonably entitled to indemnity.

Section 723 of the Business Corporation law provides that statutory indemnification is mandatory where the director or officer has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding. Section 723 also provides that expenses of defending a civil or criminal action or proceeding may be advanced by the corporation upon receipt of an undertaking to repay them if and to the extent the recipient is ultimately found not to be entitled to indemnification. Section 725 provides for repayment of such expenses when the recipient is ultimately found not to be entitled to indemnification. Section 726 provides that a corporation may obtain indemnification insurance indemnifying itself and its directors and officers. We do not have in effect insurance policies providing both directors and officers liability coverage and corporate reimbursement coverage.

The foregoing provisions provide for the indemnification of our directors and officers in a variety of circumstances, which may include liabilities under the Securities Act. It is currently unclear as a matter of law what impact these provisions will have regarding securities law violations. The SEC takes the position that indemnification of directors, officers and controlling persons against liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and therefore is unenforceable.

ITEM 16.    Exhibits.

The following exhibits are filed with this Registration Statement unless otherwise indicated:

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement with respect to common shares. †

3.1	Certificate of Incorporation, as amended (Amendments to document filed as Exhibit 3.1 to the Company’s Amendment No. 1 to Form S-3 Registration Statement filed November 18, 1999).

3.2	Bylaws (incorporated by reference to Exhibit B to the Company’s Form 8-K filed February 7, 1995).

4.3	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Form S-3 filed November 25, 2003).

5.1	Opinion of Bryan Cave LLP.

23.1	Consent of Odenberg, Ullakko, Muranishi & Co. LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Bryan Cave LLP (included as part of Exhibit 5.1).

24.1	Power of attorney.

† To be filed by amendment or by a report on Form 8-K, to the extent applicable, in connection with an offering.

ITEM 17.   Undertakings.

a.	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

paragraphs (a)1(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

Provided however, That:

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

a.	If the registrant is relying on Rule 430B:

i.
Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii.
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

b.
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as fof the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the  offering containing material information about the undersigned  registrant or its securities provided by or on behalf of the  undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.
For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7.	(a)	Any provision or arrangement exists whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the Securities Act, or

(b)
The underwriting agreement contains a provision whereby the registrant indemnifies the underwriter or controlling persons of the underwriter against such liabilities and a director, officer or controlling person of the registrant is such an underwriter or controlling person thereof or a member of any firm which is such an underwriter, and

(c)
The benefits of such indemnification are not waived by such persons:  Insofar as indemnification for liabilities arising under the Securities Act  of 1933 may be permitted to directors, officers and controlling persons of  the registrant pursuant to the foregoing provisions, or otherwise, the  registrant has been advised that in the opinion of the Securities and  Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a  claim for indemnification against such liabilities (other than the payment  by the registrant of expenses incurred or  paid by a director, officer or  controlling person of the registrant in the successful defense of any  action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the  registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against  public policy as expressed in the Act and will be governed by the final  adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novato, State of California on April 10, 2006.

SPATIALIGHT, INC.

By:	/s/ Robert A. Olins
Robert A. Olins
Chief Executive Officer and
Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert A. Olins	Chief Executive Officer, Principal Financial and Accounting Officer, Secretary, Treasurer and Director	April 10, 2006
Robert A. Olins

*/s/ Lawrence J. Matteson	Director	April 10, 2006
Lawrence J. Matteson

*/s/ Claude Piaget	Director	April 10, 2006
Claude Piaget

*/s/ Robert C. Munro	Director	April 10, 2006
Robert C. Munro
*Pursuant to Power of Attorney filed as Exhibit 24.1.

*By: /s/ Robert A. Olins		April 10, 2006
Robert A. Olins
(Attorney-in-fact)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement with respect to the common shares. †
3.1	Certificate of Incorporation, as amended (Amendments to document filed as Exhibit 3.1 to the Company’s Amendment No. 1 to Form S-3 Registration Statement filed November 18, 1999).
3.2	Bylaws (incorporated by reference to Exhibit B to the Company’s Form 8-K filed February 7, 1995).
4.3	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Form S-3 filed November 25, 2003).
5.1	Opinion of Bryan Cave LLP.
23.1	Consent of Odenberg, Ullakko, Muranishi & Co. LLP.
23.2	Consent of Bryan Cave LLP (included as part of Exhibit 5.1).
24.1	Power of attorney.
_________________
† To be filed by amendment or by a report on Form 8-K, to the extent applicable, in connection with an offering.